Mary T. Hoeltzel
Vice President &
Chief Accounting Officer
CIGNA Corporation

April 8, 2010	Routing TL14A
1601 Chestnut St
Philadelphia, PA 19192
Telephone 215.761.1170
Facsimile 215.761.5613
VIA EDGAR and FACSIMILE	Mary. hoeltzel@cigna.com

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation and in response to your letter to Ms. Hagan dated April 1, 2010, please be advised that we expect to provide you a response on or before May 6, 2010. This timeframe contemplates our normal review of the proposed response with members of the Audit Committee of our Board of Directors. If you would like to discuss this matter further, please do not hesitate to contact me at (215)761-1170 or by facsimile at (215)761-5613.

Sincerely yours,

Mary T. Hoeltzel
Vice President and Chief Accounting Officer

cc:	Kei Nakada (via facsimile)
Gus Rodriguez (via facsimile)
Laura Crotty (via facsimile)